

December 19, 2012

Via E-mail
Mr. Frank Greco
Chief Executive Officer
XZERES, Corp
9025 SW Hillman Court, Suite 3126
Wilsonville, OR 97070

> RE: **XZERES, Corp**
> **Form 10-K for Fiscal Year Ended February 29, 2012**
> **Filed June 13, 2012**
> **File No. 333-91191**

Dear Mr. Greco:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2012

Item 9A. Controls and Procedures, page 22

Management's Report on Internal Control over Financial Reporting, page 22

1. We note the disclosures relating to your management's evaluation of your disclosure controls and procedures but we note no disclosure of your management having performed the required assessment of your internal control over financial

reporting as of February 29, 2012, or of your management's conclusion on the effectiveness of your internal control over financial reporting as of that date. If your management has not yet performed its assessment, we ask that you complete your evaluation. Please amend your filing to provide the required management's report on internal control over financial reporting. Refer to Item 308 of Regulation S-K.

2. In a related matter, we see that your Chief Executive Officer and your Chief Financial Officer concluded that as of February 29, 2012 your disclosure controls and procedures are effective. Note the definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and "reported" within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Accordingly, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure, as appropriate, in your amended Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief